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JULIE.GAO@SKADDEN.COM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ˜

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

˜ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com July 9, 2019

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Mr. Michael Clampitt

Ms. Jessica Livingston

Mr. David Irving

Mr. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AMTD International Inc. (CIK No. 0001769731)
Registration Statement on Form F-1 (File No. 333-232224)

Dear Mr. Clampitt, Ms. Livingston, Mr. Irving, and Mr. Kim:

On behalf of our client, AMTD International Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated July 1, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

To facilitate your review, we have separately delivered to you today four courtesy copies of this letter, including annexes.

On behalf of the Company, we have enclosed in this letter proposed artwork as Annex A for review by the Staff, which the Company intends to include in an amendment to the Registration Statement on Form F-1. The Company would greatly appreciate the Staff’s prompt feedback to this submission.

Form F-1 filed June 20, 2019

Exhibit Index

Exhibit 5.1, page II-4

1.                                      We note that Appleby’s opinion states that the “statements under the headings “Taxation”, “Description of Share Capital” and “Enforceability of Civil Liabilities” insofar as such statements constitute statements of Cayman Islands law and only to the extent governed by the laws of the Cayman Islands, are accurate in all material respects.” Please have Appleby revise their opinion to state that the description of tax consequences under Cayman Islands law in the registration statement constitutes counsel’s opinion or  advise.

In response to the Staff’s comment, the Company has enclosed as Annex B hereto revised Cayman Islands legal opinion form, which the Company intends to file as Exhibit 5.1 in the next amendment to the Registration Statement.

2.                                      We note counsel’s statement that the “opinion is given solely for the benefit of the Company in connection with the matters referred to herein and, except with our prior written consent it may not be transmitted or disclosed to or used or relied upon by any other person or be relied upon for any other purpose whatsoever.” Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Please refer to Section II.B.3.d of the Division of Corporation Finance Staff Legal Bulletin No. 19 (“Legality and Tax Opinions in Registered Offerings”) for guidance.

In response to the Staff’s comment, the Company has enclosed as Annex B hereto revised Cayman Islands legal opinion form, which the Company intends to file as Exhibit 5.1 in the next amendment to the Registration Statement.

*              *              *

2

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Calvin Choi, Chief Executive Officer, AMTD International Inc.

Philip Yau, Chief Financial Officer, AMTD International Inc.

George Chan, Partner, Ernst & Young

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

3

Annex A

Proposed Artwork

No.1 No.1 Independent investment banking firm in Asia (1) Independent asset management firm in Asia serving PRC regional banks & new economy companies (2) A leading Hong Kong-headquartered comprehensive financial institution with CK Hutchison Holdings as the founder & shareholder of AMTD Group. HIGH PROFITABILITY STRONG INVESTMENT SUPREME ASSET (4) BANKING TRACK RECORDS MANAGEMENT CAPABILITY $ US$67 million (2018 net profit) 42 (IPO and other equity deals) US$2.6 billion (AUM as of 2019.03.31) 87 (5) +48.4% (2016-2018 AUM CAGR) (Bond deals) 13 (Deals with fundraising size over one billion USD) 9 (Regional bank deals) 19 (New economy deals) 24% of the AUM (attributable to PRC banks) 72.6% (2018 net profit margin) 71% of the AUM (attributable to China new economy players) 33.9% (3) (core revenue 2018 YoY growth) SIGNIFICANT HK HERITAGE ROOTED KEY INSTITUTIONAL INVESTORS SUPERIOR NETWORK OF RESOURCES & WELL POSITIONED TO SERVE INTO CHINA TMT AND NEW ASIAN FAMILIES & TYCOON POCKETS ECONOMY PLAYERS Xiaomi Corporation # ( JV partner of AMTD Group to hold one of the only eight licensed virtual banks in HK) Morgan Stanley Private Equity (Shareholder in both AMTD International and AMTD Group, having board seats on both levels) CK Hutchison (Founder and shareholder of AMTD Group) Sun Hung Kai & Co. # Tongcheng-Elong # Value Partners # Regal Hotel # # Maoyan Tan Sri Dato’ David Chiu # Greater Bay Area Investment Group # Francis Leung # Longling Capital # CALVIN CHOI - DEALMAKER FINTECH LEADING WAVE IN ASIA SOLID EQUITY STRENGTH $ Young Global Leader Sole Strategic Partner Co-hosted two consecutive years Global Fintech Finance 35 US$434 million (equity as of 20190331) First Corporate Member Board Director % Co-Founder Founder and Chairman Regional Banks + Strategic Cooperation Alliance University of Waterloo AMTD Innovation Hub (6) 8.9% (Shareholding in Bank of Qingdao SEHK: 3866 and SZSE: 002948) Founder and Chairman Co-Founder Greater Bay Young Entrepreneurs Association # AMTD International Inc.’s shareholders (1) as measured by both the number and the aggregate offering size of Hong Kong and U.S. IPOs completed in each of 2018 and the first quarter of 2019; (2) as measured by AUM as of March 31, 2019; (3) core revenue represents revenue excluding mark-to-market impacts; (4) from the inception of our investment banking business in October 2015 to March 2019; (5) including AT1 capital preferred shares offerings; (6) as of March 31, 2019

SpiderNet our ecosystem We align ourselves with clients, shareholders, business partners, and investee companies to build an ever-extending, interconnected network which creates value for all stakeholders International Organizations Financial Institutions Educational Institutions API Exchange Platform Value Partners University of Waterloo AMTD Innovation Hub Xiaomi-AMTD Virtual Bank Indochina Fund Regional Banks + Strategic Cooperation Alliance Morgan Stanley Private Equity Longling Capital Royole Corporation Maoyan Entertainment Bank of Qingdao Xiaomi Corporation Investee Companies FinEX Asia 58 Finance Tongcheng-Elong Greater Bay Area Investment Group Clients Francis Leung Sun Hung Kai & Co. Far East Consortium Mobvista CK Hutchison Holdings Yuanyin International Regal Hotels International Holdings World Economic Forum Young Global Leader George Chan Institutional Investor Global Fintech Finance 35 Tan Sri Dato’ David Chiu Greater Bay Young Entrepreneurs Association Shareholders Other Stakeholders Professional Associations & Alliances

True hub for glocalization "More international than local, more local than international" - Calvin Choi

[LOGO]

amtdinc.com LinkedIn Twitter Facebook WeChat The information contained on our website and social media platforms directed via QR codes are not a part of this prospectus.

Annex B

Revised Cayman Islands Legal Opinion Form

AMTD International Inc. 23/F Nexxus Building 41 Connaught Road Central Hong Kong

Email jlee@applebyglobal.com

pcheuk@applebyglobal.com

rsit@applebyglobal.com

Direct Dial  +852 2905 5737

+852 2905 5756

+852 2905 5739

Tel +852 2523 8123

Fax +852 2524 5548

Your Ref

Appleby Ref 441745.0007

[Date] 2019

Hong Kong Office

2206-19 Jardine House

1 Connaught Place

Central

Hong Kong

Tel +852 2523 8123

Fax +852 2524 5548

applebyglobal.com

Managing Partners

Cameron Adderley

Judy Lee

Partners

Eliot Simpson

Fiona Chan

Nicholas Davies

Paul Cheuk

Chris Cheng

Dear Sirs

AMTD International Inc. (Company)

INTRODUCTION

We act as counsel as to Cayman Islands law to the Company, and this legal opinion as to Cayman Islands law is addressed to you in connection with the Company’s filing of a registration statement on Form F-1, including all amendments or supplements thereto (the Registration Statement, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) with the U.S. Securities and Exchange Commission (the Commission) relating to the offering by the Company of certain American depositary shares (the ADSs) representing the Company’s Class A ordinary shares of a par value of US$0.0001 each (the Shares).

We are furnishing this opinion as Exhibits 5.1, 8.1 and 23.2 to the Registration Statement.

OUR REVIEW

For the purposes of giving this opinion we have examined and relied upon the Documents and the documents listed in Part 1 of Schedule 1 (Documents).  We have not examined any other documents, even if they are referred to in the Documents.

For the purposes of giving this opinion we have carried out the Litigation Search described in Part 2 of Schedule 1.

Bermuda • British Virgin Islands • Cayman Islands • Guernsey • Hong Kong • Isle of Man • Jersey • Mauritius • Seychelles • Shanghai

Unless otherwise defined herein, capitalised terms have the meanings assigned to them in Schedule 1.

LIMITATIONS

Our opinion is limited to, and should be construed in accordance with, the laws of the Cayman Islands at the date of this opinion.  We express no opinion on the laws of any other jurisdiction.

~~This opinion is given solely for the benefit of the Company in connection with the matters referred to herein and, except with our prior written consent it may not be transmitted or disclosed to or used or relied upon by any other person or be relied upon for any other purpose whatsoever.~~

ASSUMPTIONS AND RESERVATIONS

We give the following opinions on the basis of the assumptions set out in Schedule 2 (Assumptions), which we have not verified, and subject to the reservations set out in Schedule 3 (Reservations).

OPINIONS

1.                                      The Company is an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands and is a separate legal entity.  The Company is in good standing with the Registrar of Companies of the Cayman Islands.

2.                                      The Shares to be allotted and issued by the Company have been duly authorised, and when fully paid, allotted and issued by the Company in the manner set out in the Registration Statement and in accordance with the Resolutions, will be validly issued, fully paid and non-assessable. The reference in this opinion to Shares being non-assessable shall mean solely that no further sums of money are required to be paid by the holders of such Shares in connection with the issuance thereof.

3.                                      The statements under the headings “Taxation”, “Description of Share Capital” and “Enforceability of Civil Liabilities” in the prospectus forming part of the Registration Statement, insofar as such statements constitute statements of Cayman Islands law and only to the extent governed by the laws of the Cayman Islands, are accurate in all material respects.  The statements under the heading “Taxation — Cayman Islands Taxation” in the Registration Statement constitute our opinion.

4.                                      The Company is not required under Cayman Islands law to make any deduction or withholding for or on account of any tax from any payment to be made in respect of the issuance and transfer of the Shares.

5.                                      Based solely upon the Litigation Search:

(a)                              no court proceedings are pending against the Company;  and

(b)                              no court proceedings have been started by or against the Company for the liquidation, winding-up or dissolution of the Company or for the appointment of a liquidator, receiver, trustee or similar officer of the Company or of all or any of its assets.

CONSENT

6.                                      This opinion is addressed to the Company in connection with the Registration Statement and the issuance of the Shares.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the headings “Enforceability of Civil Liabilities” and “Legal Matters” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 of the United States of America (as amended) or the Rules and Regulations of the Commission thereunder.

Yours faithfully

Appleby

Schedule 1

Part 1

Other Documents Examined

1.                                      Scanned copies of (i) the certificate of incorporation of the Company dated 4 February 2019 and (ii) the certificate of Incorporation on change of name of the Company dated 14 February 2019 (together the Certificate of Incorporation).

2.                                      Scanned copies of the amended and restated memorandum of association and articles of association of the Company adopted on 15 March 2019 (together the Constitutional Documents).

3.                                      A scanned copy of the certificate of good standing issued by the Registrar of Companies in respect of the Company dated 18 June 2019 (Certificate of Good Standing).

4.                                      A scanned copy of the certificate of incumbency dated 19 June 2019 issued by the registered office provider of the Company in respect of the Company (Certificate of Incumbency).

5.                                      A scanned copy of the resolutions of the board of directors of the Company dated 20 June 2019 (the Resolutions).

6.                                      A scanned copy of the register of directors provided to us on 20 June 2019.

7.                                      A scanned copy of the register of members provided to us on 20 June 2019.

8.                                      A pdf copy of the Registration Statement.

9.                                      A copy of the results of the Litigation Search.

Part 2

Searches

1.                                      A search of the entries and filings shown and available for inspection in respect of the Company in the Register of Writs and other Originating Process maintained at the Clerk of the Courts Office in George Town, Cayman Islands for the period from incorporation as revealed by a search conducted on 19 June 2019 (Litigation Search).

Schedule 2

Assumptions

We have assumed:

1.                                      (i) that the originals of all documents examined in connection with this opinion are authentic, accurate and complete;  and (ii) the authenticity, accuracy, completeness and conformity to original documents of all documents submitted to us as copies;

2.                                      that there has been no change to the information contained in the Certificate of Incorporation or the Certificate of Incumbency and that the Constitutional Documents remain in full force and effect and are unamended;

3.                                      that where incomplete documents, drafts or signature pages only have been supplied to us for the purposes of issuing this opinion, the original documents have been duly completed and correspond in all material respects with the last version of the relevant documents examined by us prior to giving our opinion;

4.                                      the accuracy, completeness and currency of the records and filing systems maintained at the public offices where we have searched or enquired or have caused searches or enquiries to be conducted, that such search and enquiry did not fail to disclose any information which had been filed with or delivered to the relevant body but had not been processed at the time when the search was conducted and the enquiries were made, and that the information disclosed by the Litigation Search is accurate and complete in all respects and such information has not been materially altered since the date and time of the Litigation Search;

5.                                      that none of the Company’s directors or its registered office has received any notice of any litigation or threatened litigation to which the Company is or may be party;

6.                                      that the Company has not (i) received notice of any stop notice under Order 50 of the Grand Court Rules in respect of any of its shares or (ii) issued any restrictions notice under the Companies Law in respect of the registration of the beneficial ownership of any of its shares, which restrictions notice has not been withdrawn by the Company or ceased by court order;

7.                                      that (i) the Register of Directors and Officers accurately reflects the names of all directors and officers of the Company and (ii) the Register of Members accurately reflects the names of all members of the Company as at the dates the Resolutions were passed or adopted and as at the date of this opinion; and

8.                                      that the directors or members of the Company have not taken any steps to have the Company struck off or placed in liquidation, no steps have been taken to wind up the Company and no receiver has been appointed over any of the Company’s property or assets.

Schedule 3

Reservations

Our opinion is subject to the following:

1.                                      Currency of Court Judgments:  The Cayman Islands Grand Court Rules 1995 expressly contemplate that judgments may be granted by the Grand Court of the Cayman Islands in currencies other than Cayman Islands dollars or United States dollars.  Such Rules provide for various specific rates of interest payable upon judgment debts according to the currency of the judgment.

2.                                      Conversion of Debts:  In the event the Company is placed into liquidation, the Cayman Islands court is likely to require that all debts are converted (at the official exchange rate at the date of conversion) into and paid in a common currency which is likely to be Cayman Islands dollars or United States dollars.

3.                                      Litigation Search:  Any Litigation Search is not conclusively capable of revealing whether or not there is any originating process, amended originating process pending or any appeal pending in proceedings in which any party is a defendant or respondent as notice of these matters might not be entered on the court registers immediately.  Any Litigation Search would not reveal any proceedings against any predecessor entities that may have merged with or into any party under the laws of any jurisdiction nor any proceedings against any of the parties in a name other than the relevant party’s current name.

4.                                      Summary Court Register:  We have not examined the register of the summary court of the Cayman Islands on the basis that claims in such court are limited to a maximum of approximately USD24,000.

5.                                      Preferences:  Every conveyance or transfer of property, or charge thereon, and every payment obligation and judicial proceeding, made, incurred, taken or suffered by a company at a time when that company was unable to pay its debts within the meaning of section 93 of the Companies Law, and made or granted in favour of a creditor with a view to giving that creditor a preference over the other creditors of the Company, would be invalid pursuant to section 145(1) of the Companies Law, if made, incurred, taken or suffered within the six months preceding the commencement of a liquidation of the Company.   Such actions will be deemed to have been made with a view to giving such creditor a preference if it is a “related party” of the Company.  A creditor shall be treated as a related party if it has the ability to control a company or exercise significant influence over a company in making financial and operating decisions.

6.                                      Undervalues:  Any disposition of property made at an undervalue by or on behalf of a company and with an intent to defraud its creditors (which means an intention to wilfully defeat an obligation owed to a creditor), shall be voidable (i) under section 146 of the Companies Law at the instance of the company’s official liquidator, and (ii) under the Fraudulent Dispositions Law, at the instance of a creditor thereby prejudiced.

7.                                      Defrauding Creditors:  If any business of a company has been carried on with intent to defraud creditors of the company or creditors of any other person or for any fraudulent purpose, the Cayman Islands court may declare that any persons who were knowingly parties to the carrying on of the business of the company in such manner are liable to make such contributions, if any, to the company’s assets as the court thinks proper.

8.                                      Good Standing:  Our opinion as to good standing is based solely upon receipt of the Certificate of Good Standing issued by the Registrar of Companies.  The Company shall be deemed to be in good standing under section 200A of the Companies Law on the date of issue of the certificate if all fees and penalties under the Companies Law have been paid and the Registrar of Companies has no knowledge that the Company is in default under the Companies Law.

9.                                      Corporate Documents:  The Registry of Companies in the Cayman Islands is not public in the sense that copies of the Constitutional Documents and information on directors and shareholders is not publicly available.  We have therefore obtained scanned copies of the corporate documents specified in Schedule 1 and relied exclusively on such scanned copies for the verification of such corporate information.